                INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
               OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                    TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)*


                             PHOTOGEN TECHNOLOGIES, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     71932A-10-1
                                    (CUSIP Number)

                                    John T. Smolik
                           c/o Photogen Technologies, Inc.,
         7327 OAK RIDGE HIGHWAY, SUITE B, KNOXVILLE, TN 37931 (423/769-4012)
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                    DECEMBER 30, 1998
               (Date of Event Which Requires Filing of this Statement)

     If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification                John T. Smolik
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)
                                                    --------------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,509,667(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power        2,509,667
                                ----------------------------------------------
                                (10)  Shared Dispositive Power     0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,509,667(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             6.8%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership except that Mr. Smolik does not disclaim beneficial ownership of the shares owned by the Smolik Family L.P. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification                Smolik Family L.P.
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)
                                                    --------------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Delaware
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,000,000(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power        2,000,000
                                ----------------------------------------------
                                (10)  Shared Dispositive Power     0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,000,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             5.4%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       PA
- ------------------------------------------------------------------------------

     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership except that the partnership does not disclaim beneficial ownership of the shares owned by John T. Smolik. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification               Eric A. Wachter, Ph.D.
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------

            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        4,324,667(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   4,324,667
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                4,324,667(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             11.7%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that Dr. Wachter does not disclaim beneficial ownership of shares owned by the Eric A. Wachter 1998 Charitable Remainder Unitrust. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification        Eric A. Wachter 1998 Charitable
            Nos. of Above Persons                Remainder Unitrust
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------

            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Illinois
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        200,000(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   200,000
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                200,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                            0.5%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       OO
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the trust does not disclaim beneficial ownership of shares owned by Eric A. Wachter, Ph.D. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification                Craig Dees, Ph.D.
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        4,499,667(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   4,499,667
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                4,499,667(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             12.2%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that Dr. Dees does not disclaim the shares owned by the Dees Family Foundation. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification          Dees Family
            Nos. of Above Persons                  Foundation
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Illinois
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        22,000(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   22,000
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                22,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             0.1%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       CO
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the Foundation does not disclaim the shares owned by Craig Dees, Ph.D. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification              Walter G. Fisher, Ph.D.
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,070,167(A)
Owned by Each Reporting Person  -----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                -----------------------------------------------
                                (9)  Sole Dispositive Power   2,070,167
                                -----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,070,167(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                              5.6%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that Dr. Fisher does not disclaim beneficial ownership of shares owned by the Fisher Family Investment Limited Partnership or by the Walt Fisher 1998 Charitable Remainder Unitrust. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification       Walt Fisher 1998 Charitable
            Nos. of Above Persons               Remainder Unitrust
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Illinois
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        150,000(A)
Owned by Each Reporting Person  -----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                -----------------------------------------------
                                (9)  Sole Dispositive Power   150,000
                                -----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                150,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                              0.4%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       OO
- ------------------------------------------------------------------------------
    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the trust does not disclaim beneficial ownership of shares owned by Walter G. Fisher, Ph.D., by the Fisher Family Investment Limited Partnership or by the Walt Fisher 1998 Charitable
Remainder Unitrust. See description of Amended and Restated Voting
Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.               Fisher Family Investment
            S.S. or I.R.S. Identification             Limited Partnership
            Nos. of Above Persons

- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Delaware
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,300,000(A)
Owned by Each Reporting Person  -----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                -----------------------------------------------
                                (9)  Sole Dispositive Power   2,300,000
                                -----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,300,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             6.2%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       PN
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the partnership does not disclaim beneficial ownership of shares owned by Walter G. Fisher, Ph.D. or by the Walt Fisher 1998 Charitable Remainder Unitrust. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification                Timothy Scott, Ph.D.
            Nos. of Above Persons
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,209,667(A)
Owned by Each Reporting Person  -----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                -----------------------------------------------
                                (9)  Sole Dispositive Power   2,209,667
                                -----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,209,667(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             6.0%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that Dr. Scott does not disclaim beneficial ownership of shares owned by the Scott Family Investment Limited Partnership. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.              Scott Family Investment
            S.S. or I.R.S. Identification            Limited Partnership
            Nos. of Above Persons
            ------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           00
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Delaware
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        2,300,000(A)
Owned by Each Reporting Person  -----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                -----------------------------------------------
                                (9)  Sole Dispositive Power   2,300,000
                                -----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                2,300,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             6.2%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       PN
- ------------------------------------------------------------------------------
    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the partnership does not disclaim beneficial ownership of the shares owned by Timothy Scott, Ph.D. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification    Robert J. Weinstein, M.D. and
            Nos. of Above Persons            Lois Weinstein (joint tenants)
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           PF
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
- ------------------------------------------------------------------------------
Number of Shares Beneficially   (7)  Sole Voting Power        1,955,421(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   1,955,421
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                1,955,421(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                                       5.3%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       IN
- ------------------------------------------------------------------------------

     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that Dr. and Mrs. Weinstein do not disclaim beneficial ownership of the shares owned by W.F. Investments Enterprises Limited Partnership or by the Robert and Lois Weinstein Family Foundation, Inc. See description of Amended and Restated Voting Agreement in
Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification        W.F. Investments Enterprises,
            Nos. of Above Persons                Limited Partnership
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           OO
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Georgia
- ------------------------------------------------------------------------------
Number of Shares Beneficially   (7)  Sole Voting Power        1,400,000 (A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   1,400,000
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                         1,400,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                                     3.8%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       PN
- ------------------------------------------------------------------------------

     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the partnership does not disclaim beneficial ownership of the shares owned by Robert J. Weinstein, M.D. and Lois Weinstein or by the Robert and Lois Weinstein Family Foundation, Inc. See description of Amended and Restated Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
- ------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification           Robert and Lois Weinstein
            Nos. of Above Persons                   Family Foundation, Inc.
- ------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  X
                                                    --------------------------
            Member of a Group (See Instructions)    (b)  ---------------------
- ------------------------------------------------------------------------------
(3)         SEC Use Only
- ------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           PF
- ------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              Illinois
- ------------------------------------------------------------------------------

Number of Shares Beneficially   (7)  Sole Voting Power        100,000(A)
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0(A)
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   100,000
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
- ------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                100,000(A)
- ------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)        [X](A)
- ------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             0.3%
- ------------------------------------------------------------------------------
(14)        Type of Reporting Person (See Instructions)       CO
- ------------------------------------------------------------------------------

    (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership, except that the foundation does not disclaim beneficial ownership of shares owned by Robert J. Weinstein, M.D. and Lois Weinstein or by W.F. Investments Enterprises Limited Partnership. See description of Voting Agreement in Item 4, below.

Item 1.  SECURITY AND ISSUER.

            The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.  IDENTITY AND BACKGROUND.

            Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name;
(b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.
a)   John T. Smolik
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States


II.
a)   Smolik Family L.P.
b) c/o John T. Smolik, Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c)   Investment Partnership
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Delaware

III.
a)   Eric A. Wachter, Ph.D.
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c)   Director and employee (research scientist) of Photogen
     Technologies, Inc., 7327 Oak Ridge Highway, Suite B,
     Knoxville, TN 37931
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States

IV.
a)   Eric A. Wachter 1998 Charitable Remainder Unitrust
b)   Eric A. Wachter, Photogen Technologies, Inc.,
     7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c)   Charitable Remainder Trust
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Illinois

V.
a)   Craig Dees, Ph.D.
b)   Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B,
     Knoxville, TN 37931
c) Director and employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States


VI.
a)   Dees Family Foundation
b)   c/o Craig Dees, Photogen Technologies, Inc.,
     7327 Oak Ridge Highway, Suite B,
c)   Knoxville, TN 37931
d)   Not-for-profit corporation formed for investment purposes
e)   No adverse civil judgments for violations of securities laws (1)
f)   Illinois


VII.
a)   Walter G. Fisher, Ph.D.
b)   Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B,
     Knoxville, TN 37931
c) Director and employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States

VIII.
a)   Walt Fisher 1998 Charitable Remainder Unitrust
b)   Walter G. Fisher, Ph.D., Photogen Technologies, Inc.,
     7327 Oak Ridge Highway, Suite B,
     Knoxville, TN 37931
c)   Charitable Remainder Trust
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Illinois

IX.
a)   Fisher Family Investment Limited Partnership
b)   c/o Walter Fisher, Ph.D., 7327 Oak Ridge Highway, Suite B,
     Knoxville, TN  37931
c)   Investment partnership
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Delaware


X.
a)   Timothy Scott, Ph.D.
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931

c) Employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States


XI.
a)   Scott Family Investment Limited Partnership
b)   c/o Timothy Scott, Ph.D., 7327 Oak Ridge Highway, Suite B,
     Knoxville, TN 37931
c)   Investment partnership
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Delaware

XII.
a)   Robert J. Weinstein, M.D.
b)   875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)   Private investor, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States

XI.
a)   W.F. Investments Enterprises, Limited Partnership
b) c/o Robert J. Weinstein, M.D., 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)   Investment partnership
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   Georgia

XII.
a)   Robert and Lois Weinstein Family Foundation, Inc.
b) c/o Robert J. Weinstein, M.D., 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)   Not-for-profit corporation formed for investment purposes
d)   No criminal convictions (1)
e)   No adverse civil judgments for violations of securities laws (1)
f)   United States

     (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Smolik and Drs. Wachter, Dees, Fisher and Scott acquired their Common Stock from the Issuer on May 16, 1997 as a result of the merger between Photogen, Inc. (of which they were the sole stockholders) and a wholly-owned subsidiary of Issuer. The consideration for the Common Stock Mr. Smolik and Drs. Wachter, Dees, Fisher and Scott received from the Issuer was their interest in Photogen, Inc.

      Dr. Weinstein and his wife acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Dr. Weinstein and his wife paid with their personal funds.

      On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Dr. and Mrs. Weinstein in a private transaction. The purchase price was $.28568 per share, which Dr. Weinstein and his wife paid with their personal funds. (These purchases were part of a stockholder restructuring in which Dr. Weinstein and his wife transferred 2,714,288 shares to the Issuer's treasury for cancellation.)

     Since May of 1997, none of the reporting persons have acquired any additional shares from the issuer. All of the reporting persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale. The transfers of Robert J. Weinstein, M.D. and Lois Weinstein to the W.F. Investments Enterprises Limited Partnership and the Robert and Lois Weinstein Family Foundation, Inc. were disclosed in Amendment No. 2 to Schedule 13D dated July 27, 1998. The transfers of Walter Fisher, Ph.D. and Timothy Scott, Ph.D. to the Fisher Family Investment Limited Partnership and the Scott Family Investment Limited Partnership, respectively, were also disclosed in Amendment No. 2 to Schedule 13D.

     On June 3, 1998, in a private transaction, Craig Dees, Ph.D., Walter Fisher, Ph.D., John Smolik, Eric Wachter, Ph.D. and Timothy Scott, Ph.D. (each, a "Seller," collectively, the "Sellers") sold 63,333 shares of common stock each, to a third party. The buyer of the shares represented to the Sellers that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof except in compliance with applicable securities laws. The sale price per share was $8.21.

     In November, 1998, John Smolik gifted 15,000 shares of common stock to third parties.

     In December, 1998, the reporting persons made several transfers or gifts of stock. John T. Smolik, president of the Issuer, transferred 2,000,000 shares of common stock to the Smolik Family L.P. Mr. Smolik is the general partner of the partnership and retains beneficial ownership of all 2,000,000 shares transferred to the partnership. Eric A. Wachter, Ph.D., transferred 200,000 shares of common stock to the Eric A. Wachter 1998 Charitable Remainder Unitrust. Dr. Wachter is the sole trustee of the trust and retains beneficial ownership of all 200,000 shares transferred to the trust. Craig Dees, Ph.D., transferred 22,000 shares of common stock to the Dees Family Foundation and gifted 3,000 shares to a third party. Dr. Dees retains control and beneficial ownership of all 22,000 shares owned of record by the foundation. Walter G. Fisher, Ph.D. transferred 150,000 shares to the Walt Fisher 1998 Charitable Remainder Unitrust and gifted 4,500 shares to third parties. Dr. Fisher is the sole trustee of the trust and retains beneficial ownership of all 150,000 shares transferred to the trust. Timothy Scott, Ph.D., gifted 15,000 shares to a third party.

Item 4.   PURPOSE OF TRANSACTION.

      Mr. Smolik and Drs. Wachter, Dees, Fisher and Weinstein are officers and/or directors of the Issuer, and they are in a position to influence management of the Issuer. In that capacity, they may consider from time to time various plans for the Issuer to raise additional capital which may have the effect of changing the present capitalization of the Issuer.

       The shares of Common Stock beneficially owned by the reporting persons are subject to an Amended and Restated Voting Agreement (the "Amended Agreement") (which was attached as an Exhibit to Amendment No. 2 to Schedule 13D dated July 27, 1998). The Amended Agreement was entered into among Eric Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., and John Smolik (the "Tennessee Stockholders") and Robert Weinstein, M.D. (the "Chicago Stockholder"). The Amended Agreement generally provides that the Tennessee Stockholders and Chicago Stockholder will vote shares of common stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors and with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at six, (iii) to elect to the Board of Directors four persons nominated by holders of 80% of the shares of the Tennessee Stockholders and one person nominated by holders of 80% of the shares of the Chicago Stockholder (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholder. Accordingly, the parties to the Amended and Restated Voting Agreement may be deemed to share voting power with respect to their shares.

      Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f.    Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.    Any action similar to any of those enumerated above.

    Item 5. INTEREST IN SECURITIES OF THE ISSUER.

- --------------------------------------------------------------------------------
                             Common Stock
         Name of             Beneficially           % of          Voting Power
     Item of Person             Owned             Class (1)
- --------------------------------------------------------------------------------
 John T. Smolik              2,509,667(2)          6.8%            Sole (3)
- --------------------------------------------------------------------------------
 Smolik Family L.P.          2,000,000(2)          5.4%            Sole (3)
- --------------------------------------------------------------------------------
 Eric A. Wachter, Ph.D.      4,324,667(2)          11.7%           Sole (3)
- --------------------------------------------------------------------------------
 Eric A. Wachter 1998          200,000(2)           0.5%           Sole (3)
 Charitable Remainder
 Unitrust
- --------------------------------------------------------------------------------
 Craig Dees, Ph.D.           4,499,667(2)          12.2%           Sole (3)
- --------------------------------------------------------------------------------
 Dees Family                    22,000(2)           0.1%           Sole (3)
 Foundation
- --------------------------------------------------------------------------------
 Walter G. Fisher, Ph.D.     2,070,167(2)           5.6%           Sole (3)
- --------------------------------------------------------------------------------
 Walt Fisher 1998              150,000(2)           0.4%           Sole (3)
 Charitable Remainder
 Unitrust
- ---------------------------------------------------------------------------------
 Fisher Family               2,300,000(2)           6.2%           Sole (3)
 Investment Partnership
- --------------------------------------------------------------------------------
 Timothy Scott, Ph.D.        2,209,667(2)           6.0%           Sole (3)
- --------------------------------------------------------------------------------
 Scott Family                2,300,000(2)           6.2%           Sole (3)
 Investment Partnership
- --------------------------------------------------------------------------------
 Robert J. Weinstein,        1,955,421(2)           5.3%           Sole (3)
 M.D. and Lois
 Weinstein (joint  tenants)
- --------------------------------------------------------------------------------
 W.F. Investments            1,400,000(2)           3.8%           Sole (3)
 Enterprises, Limited
 Partnership
- --------------------------------------------------------------------------------
 Robert and Lois               100,000(2)           0.3%           Sole (3)
 Weinstein Family
 Foundation, Inc.
- --------------------------------------------------------------------------------

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 36,875,001 shares of Common Stock of the Issuer outstanding as of September 30, 1998.

(2) Excludes shares of Common Stock owned by other reporting persons that are subject to the Amended and Restated Voting Agreement described in Item 4, above.

(3) Common Stock owned by this reporting person is subject to the Amended and Restated Agreement described in Item 4, above, which requires such person to vote such shares as specified therein.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Amended and Restated Voting Agreement among the reporting persons is described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D:

1. Joint Filing Agreement and Power of Attorney by and among Craig Dees, Ph.D., Walter Fisher, Ph.D., Timothy Scott, Ph.D., John Smolik, Eric A.
   Wachter, Ph.D. and Robert Weinstein, M.D. and Lois Weinstein dated
   January 18, 1999.

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 18, 1999


                                   /s/  JOHN T. SMOLIK
                                   ---------------------------------------
                                   JOHN T. SMOLIK, on his own behalf and
                                   as General Partner of the Smolik Family
                                   L.P.

                                   /s/  ERIC A. WACHTER, Ph.D
                                   -----------------------------------------
                                   ERIC A. WACHTER, Ph.D., on his own behalf
                                   and as Sole Trustee of the Eric A.
                                   Wachter 1998 Charitable Remainder Unit
                                   Trust


                                   /s/  CRAIG DEES, Ph.D
                                   ----------------------------------------
                                   CRAIG DEES, Ph.D., on his own behalf and
                                   as Director of the Dees Family Foundation


                                   /s/  WALTER G. FISHER, Ph.D.
                                   ------------------------------------------
                                   WALTER G. FISHER, Ph.D., on his own behalf,
                                   as General Partner of the Fisher Family
                                   Investment Limited Partnership, and as Sole
                                   Trustee of the Walt Fisher 1998 Charitable
                                   Remainder Trust


                                   /s/  TIMOTHY SCOTT
                                   ------------------------------------------
                                   TIMOTHY SCOTT, on his own behalf and as
                                   General Partner of the Scott Family
                                   Investment Limited Partnership


                                   /s/  LOIS WEINSTEIN
                                   ------------------------------------------
                                   LOIS WEINSTEIN


                                   /s/  ROBERT J. WEINSTEIN, M.D.
                                   ------------------------------------------
                                   ROBERT J. WEINSTEIN, M.D., on his own behalf, as General Partner of the W.F. Investment Enterprises Limited Partnership, and as Director of the Robert and Lois Weinstein Family Foundation, Inc.

                                                                 EXHIBIT 1


                     JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     In accordance with Rule 13-d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them and any entity which they control and which is deemed to have beneficial ownership of that person's shares, of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value per share, of Photogen Technologies, Inc., a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Rule 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter G. Fisher, Ph.D., and Timothy Scott, Ph.D., on behalf of each of them and on behalf of any entity which they control and which is deemed to have beneficial ownership of that person's shares, each hereby constitutes and appoints John T. Smolik his or its attorney-in-fact, with the power of substitution; and Lois Weinstein, on behalf of herself and on behalf of any entity which she controls and which is deemed to have beneficial ownership of her shares, hereby constitutes and appoints Robert J. Weinstein, M.D. her attorney-in-fact, with the power of substitution, in any and all capacities, to sign any and all amendments to this Schedule 13D and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Dated effective as of January 18, 1999.




                                   /s/  JOHN T. SMOLIK
                                   ---------------------------------------
                                   JOHN T. SMOLIK, on his own behalf and
                                   as General Partner of the Smolik Family
                                   L.P.

                                   /s/  ERIC A. WACHTER, Ph.D.
                                   -----------------------------------------
                                   ERIC A. WACHTER, Ph.D., on his own behalf
                                   and as Sole Trustee of the Eric A.
                                   Wachter 1998 Charitable Remainder
                                   Unitrust


                                   /s/  CRAIG DEES, Ph.D.
                                   ----------------------------------------
                                   CRAIG DEES, Ph.D., on his own behalf and
                                   as Director of the Dees Family Foundation


                                   /s/  WALTER G. FISHER, Ph.D.
                                   ------------------------------------------
                                   WALTER G. FISHER, Ph.D., on his own behalf,
                                   as General Partner of the Fisher Family

                                   Investment Limited Partnership, and as Sole
                                   Trustee of the Walt Fisher 1998 Charitable
                                   Remainder Unitrust


                                   /s/  TIMOTHY SCOTT
                                   ------------------------------------------
                                   TIMOTHY SCOTT, on his own behalf and as
                                   General Partner of the Scott Family
                                   Investment Limited Partnership


                                   /s/  LOIS WEINSTEIN
                                   ------------------------------------------
                                   LOIS WEINSTEIN


                                   /s/  ROBERT J. WEINSTEIN, M.D.
                                   ------------------------------------------
                                   ROBERT J. WEINSTEIN, M.D., on his own behalf, as General Partner of the W.F. Investment Enterprises Limited Partnership, and as Director of the Robert and Lois Weinstein Family Foundation, Inc.